EX-99.B-77E

            WADDELL & REED ADVISORS MUNICIPAL HIGH INCOME FUND, INC.

SUB-ITEM 77E:  Legal Proceedings

     Myrtle Creek Oregon Building Authority (Issuer)
     $3,000,000 8.000% Myrtle Creek Golf Course Project
     Revenue Bonds due 06/01/21

     Filed in the U.S. District Court for the District of Oregon on 09/22/00
     Waddell & Reed Advisors Municipal High Income Fund, Inc.
     v. Dougherty & Company LLC and THK Associates, Inc.

     This issue went into default on July 1, 1999, when the issuer failed to make the scheduled semi-annual interest payments within the time allowed by the Indenture. A lawsuit was filed September 22, 2000 on behalf of the Fund against underwriters, Dougherty, Dawkins & Company LLC and Dougherty Dawkins Transition Company (collectively, "Dougherty"), and the feasibility consultant, THK Associates Inc. ("THK"). Dougherty prevailed on a Summary Judgment Motion in which Dougherty asserted it is not subject to the laws of Oregon (the golf course is located in the State of Oregon, the bonds were issued in Oregon and therefore we filed our lawsuit in Oregon). The Fund appealed the court's summary judgment order to the Ninth Circuit. Following oral arguments on November 15, 2005, the Ninth Circuit reversed the trial court's ruling. Because the Ninth Circuit's ruling found Dougherty was no longer the prevailing party on the trial court's summary judgment ruling, it effectively dismissed Dougherty's appeal seeking to recover its attorney's fees and costs connected with the litigation. Following a mediation on May 1, 2006, the parties reached a confidential settlement of all matters. The settlement paperwork is currently being drafted. Upon completion of settlement paperwork and receipt of the settlement proceeds, the Fund will dismiss its remaining claims against Dougherty. The litigation with the feasibility consultant had previously been settled.

     The golf course is barely meeting its operation expenses and it appears that there is little hope of the project paying any debt service. If the course revenues support an adequate sale price, the course will likely be sold at a future date. The Trustee has been actively pressing the city to enter into a bidding process to sell the golf course.